[GRAPHIC OMITTED] Acergy

PRESS RELEASE

                   ACERGY S.A. ANNOUNCES FIRST QUARTER RESULTS

London, England - April 11, 2007 - Acergy S.A. (NASDAQ NM: ACGY; Oslo Stock
Exchange: ACY), announced today unaudited results for the first quarter which ended on February 28, 2007.

FINANCIAL HIGHLIGHTS

                                                    THREE MONTHS ENDED
                                                   ---------------------
                                                   FEB.28.07   Feb.28.06
IN $ MILLIONS                                      UNAUDITED   Unaudited
------------------------------------------------   ---------   ---------
Net operating revenue from continuing operations   $   565.8   $   367.6
Gross profit                                            84.3        50.9
Net operating income from continuing operations         49.4        27.6
Income from continuing operations                       36.2        20.4
Income from discontinued operations                      4.2         4.1
Gain on disposal of discontinued operations                -        16.4
Net income                                         $    40.4   $    40.9

                                                    THREE MONTHS ENDED
                                                   ---------------------
                                                   FEB.28.07   Feb.28.06
PER SHARE DATA (Diluted)                           UNAUDITED   Unaudited
------------------------------------------------   ---------   ---------
Earnings per share from continuing operations      $    0.18   $    0.10
Earnings per share from discontinued operations    $    0.02   $    0.11
Net earnings per share                             $    0.20   $    0.21
Weighted-average number of common shares issued
 (millions)                                            216.8       196.8

HIGHLIGHTS
-    A high level of activity in a traditionally low quarter
- Commercial activity globally was at a particularly high level during the quarter
- Two significant contract awards in Norway - a $140 million award for Marathon and a $120 million award for Statoil

POST QUARTER ACTIVITY
- Award of $400 million Mexilhao trunkline contract for Acergy Piper in Brazil in 2008
-    Pertinacia sailed on March 18 to start long term contract in Brazil.

                                                        [GRAPHIC OMITTED] Acergy

Tom Ehret, Chief Executive Officer, said, "We have had an encouraging start to the year with a high volume quarter in West Africa and the North Sea and earnings in line with our expectations. We still have a challenging year ahead of us with major projects in the early part of the installation phase. As previously indicated, we expect that quarterly earnings may show some volatility. The Greater Plutonio installation continues on track and we expect most of the construction work on this project to be behind us by the time we report second quarter results. The Pertinacia, the first of the five new ships that will be delivered this year, has joined the fleet since quarter end"

ACERGY AFRICA AND MEDITERRANEAN - This was another very active quarter in Africa with the installation of Moho Bilondo now in progress and EPC2B now substantially completed. The steady rate of progress on Greater Plutonio continues with most of the flowlines now laid, the FPSO moored and preparation ongoing for the riser tower installation in the second quarter. The high level of activity in this region is expected to continue throughout the year. The awards of many of the major contracts that were bid in 2006 and others now going through the bidding process are expected to be delayed until the latter part of 2007 and possibly into 2008, due to rising costs and local constraints.

ACERGY NORTHERN EUROPE AND CANADA - In an unusually active first quarter for the North Sea, the Eldfisk pipelay and the Britannia Satellites projects were completed and progress was made on a number of other projects. The Marathon Volund award and the Statoil five year frame agreement for survey work were won during the quarter and the very large Nord Stream trunkline project has been bid. Strong market conditions continue to be experienced.

ACERGY NORTH AMERICA AND MEXICO - The discontinued business in Trinidad is now substantially complete. Engineering services for projects in Brazil are helping to meet the fixed costs in this region. A high level of tendering for the international market and for the Gulf of Mexico continues.

ACERGY SOUTH AMERICA - Both ships on long term contracts experienced down time due to thruster problems. This offset the effect of revenue growth in what was otherwise a higher volume quarter for Brazil as the PRA-1 contract progressed to the installation phase. The award of the $400 million Mexilhao contract by Petrobras for the Acergy Piper, since quarter end, is expected to be a major contribution to the growth of our business in this region in 2008.

ACERGY ASIA AND MIDDLE EAST - The Kerisi project was completed during the quarter and the Dai Hung project progressed. The Toisa Proteus will start work on the Maari and Vincent projects when she joins the fleet in the second quarter. Commercial activities are now running at a very high level confirming our expectations for the development of this region.

ASSET DEVELOPMENT
The new build and conversion programmes on ships progressed throughout the first quarter against a continuing backdrop of supplier delays and cost escalations. The Pertinacia was delivered in March and starts work in Brazil imminently. The Polar Queen continues to suffer shipyard delays, postponing delivery from the second quarter until early in the third quarter. The Toisa Proteus is still expected to join the fleet in the second quarter. Delivery of the Sapura 3000 and the Acergy Viking is now expected in the third quarter. The Skandi Acergy is still expected to join the fleet in the second quarter of 2008.

NON-CONSOLIDATED JOINT VENTURES - This was a low quarter for the non-consolidated joint ventures with a contribution of $2.4 million compared to $5.5 million at this time last year. The NKT Flexibles and the Subsea7 joint ventures had modest first quarters. The Seaway Heavy Lifting joint venture had the Stanislav Yudin in dry dock in December and did not start work until the second quarter. The SapuraAcergy joint venture is expected to make a positive contribution later in the year after delivery of the Sapura 3000.

                                                        [GRAPHIC OMITTED] Acergy

FINANCIAL REVIEW
Net operating revenue from continuing operations for the first quarter increased by 54% compared to the same quarter in 2006 to $565.8 million primarily due to increased activity levels in West Africa and the North Sea.

Net operating income from continuing operations for the first quarter was $49.4 million compared to $27.6 million for the same period in 2006 as a result of a higher level of activity.

After including a gain of $4.2 million from discontinued operations, net income from all operations for the quarter ended February 28, 2007 was $40.4 million compared to $40.9 million for the same period in 2006, which included a gain on sale of assets of $16.4 million.

The cash and cash equivalents position at the quarter end was $728.7million, compared to $717.5 million as at November 30, 2006. Total advance billings at the quarter end were $243.9 million compared to $234.8 million at the 2006 year end.

At quarter end, as a result of the share buyback programme, Acergy S.A. held directly 5,560,025 of its own shares representing 2.85% of the total outstanding shares, as well as indirectly holding 879,121 shares, representing 0.45% of the total outstanding shares.

CURRENT TRADING
The backlog for continuing operations as at February 28, 2007 was $2.6 billion, of which $1.4 billion was for execution throughout the remainder of 2007. The Group also held an additional $470 million in pre-backlog at the quarter end.

          IN $ MILLIONS AS AT:   FEB.28.07   NOV.30.06   FEB.28.06
          --------------------   ---------   ---------   ---------
          Backlog (1)                2,557       2,576       2,286
          Pre-Backlog (2)              470         302         538

          (1) Backlog restated to exclude amounts related to discontinued operations in Acergy North America and Mexico of $2.1 million (Feb.28.07), $11.2 million (Nov.30.06) and $23.5 million
               (Feb.28.06). Backlog reflects the stated value of signed contracts.
          (2) Pre-backlog reflects the stated value of letters of intent and the expected value of escalations on frame agreements

OUTLOOK
The outlook for seabed-to-surface engineering and construction remains strong with bidding activity continuing at a high level for West Africa, the North Sea and Asia. The majority of the bids for the large deepwater field developments in Africa, that were bid in 2006 and those currently in the bid process, once awarded, are expected to continue to drive the market.

--------------------------------------------------------------------------------

Acergy S.A. is a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We plan, design and deliver complex, integrated projects in harsh and challenging environments. We operate internationally as one group - globally aware and locally sensitive, sharing our expertise and experience to create innovative solutions. We are more than solution providers, we are solution partners - ready to make long-term investments in our people, assets, know-how and relationships in support of our clients

--------------------------------------------------------------------------------

This press release does not constitute or form part of an offer to sell, or the solicitation of an offer to subscribe for any of our securities.

ADJUSTED EBITDA: The group calculates Adjusted EBITDA from continuing operations (adjusted earnings before interest, income taxes, depreciation and amortisation) as net income from continuing operations plus interest, taxes, depreciation and amortisation and adjusted to exclude foreign currency exchange gains or losses, minority interests, impairment of long-lived tangible assets and gains or losses on disposal of subsidiaries and long-lived tangible assets. Adjusted EBITDA margin from continuing operations is defined as Adjusted EBITDA divided by net operating revenue from continuing operations. Management believes that Adjusted EBITDA and Adjusted EBITDA margin from continuing operations are an important indicators of our operational strength and the performance of our business. Adjusted EBITDA and Adjusted EBITDA margin from continuing operations have not been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). These non-U.S. GAAP measures provide management with a meaningful comparison amongst our various regions, as it eliminates the effects of financing and depreciation. Adjusted EBITDA margin from continuing operations is also a useful ratio to compare our performance to our competitors and is widely used by shareholders and analysts following the group's

                                                        [GRAPHIC OMITTED] Acergy

performance. Adjusted EBITDA and Adjusted EBITDA margin from continuing operations as presented by the group may not be comparable to similarly titled measures reported by other companies. Such supplementary adjustments to EBITDA may not be in accordance with current practices or the rules and regulations adopted by the US Securities and Exchange Commission (the "SEC") that apply to reports filed under the Securities Exchange Act of 1934. Accordingly, the SEC may require that Adjusted EBITDA and Adjusted EBITDA margin from continuing operations be presented differently in filings made with the SEC than as presented in this release, or not be presented at all. Adjusted EBITDA and Adjusted EBITDA margin from continuing operations are not measures determined in accordance with U.S. GAAP and should not be considered as an alternative to, or more meaningful than, net income (as determined in accordance with U.S. GAAP), as a measure of the group's operating results or cash flows from operations (as determined in accordance with U.S. GAAP) or as a measure of the group's liquidity. The reconciliation of the group's net income from continuing operations to Adjusted EBITDA from continuing operations is included in this release.

This release also includes a supplemental calculation of Adjusted EBITDA from continuing operations calculated as net operating income from continuing operations, plus depreciation and amortisation, excluding impairment charges of long lived tangible assets and gains and losses on disposal of subsidiaries and long lived tangible assets. Management believes that this supplemental presentation of Adjusted EBITDA from continuing operations is also useful as it is more in line with the presentation of similarly titled measures by companies within Acergy's peer group and therefore believes it to be a helpful calculation for those evaluating companies within Acergy's industry.

FORWARD-LOOKING STATEMENTS: Certain statements made in this announcement may include "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "forecast," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ships conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

CONFERENCE CALL INFORMATION                            REPLAY FACILITY DETAILS
----------------------------------------------------   -------------------------------------------------------------
Lines will open 30 minutes prior to conference call.   This facility is available from 6pm UK Time (1pm  EDT*)
                                                       Wednesday April 11, 2007 until 12 midnight UK Time (7pm EDT*)
Date: Wednesday April 11, 2007                         Tuesday April 17, 2007.
Time: 3.00pm UK Time (10am Eastern Daylight Time)
                                                       Conference Replay Dial In Numbers:
Conference Dial In Numbers:                            UK Toll Free          : 0800 953 1533
UK Toll Free  : 0800 073 8965                          USA Toll Free         : + 1 866 247 4222
USA Toll Free : + 1 866 869 2352                       France                : + 33 (0) 1 76 70 02 44
France        : + 33 (0) 1 70 70 07 85                 Norway Toll Free      : 0800 165 34
Norway        : + 47 21 56 32 56                       Netherlands Toll Free : 0800 023 4610
Italy         : + 39 023 600 7812                      Germany Toll Free     : 0800 101 3104
Netherlands   : + 31 (0) 20 7133 453
Germany       : + 49 (0) 69 222 220 477                International Dial In: +44 (0) 1452 550 000

International Dial In: +44 (0) 1452 560 210            Passcode : 4008720#

Conference ID :  4008720

Alternatively a live webcast and a playback facility will be available on the Group's website www.acergy-group.com

CONTACTS:
Julian Thomson
Acergy S.A.
UK +44 1932 773764
US +1 877 603 0267 (toll free)
julian.thomson@acergy-group.com

www.acergy-group.com

If you no longer wish to receive our press releases please contact: kelly.good@acergy-group.com

                                  - End Text -
                                - Tables Follow -
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                                                        [GRAPHIC OMITTED] Acergy

                          ACERGY S.A. AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                (in $ millions, except share and per share data)

                                                                 THREE MONTHS ENDED
                                                            ----------------------------
                                                            FEBRUARY 28,    February 28,
                                                                2007            2006
                                                             UNAUDITED       Unaudited
                                                            ------------    ------------
Net operating revenue from continuing operations            $      565.8    $      367.6
Operating expenses                                                (481.5)         (316.7)
                                                            ------------    ------------
Gross profit                                                        84.3            50.9

Share in net income of non-consolidated joint ventures               2.4             5.5
Selling, general and administrative expenses                       (38.6)          (29.1)
Impairment of long-lived tangible assets                               -               -
Gains/(Losses) on disposal of long-lived tangible
 assets and subsidiaries                                             0.9            (0.3)
Other operating income (loss), net                                   0.4             0.6
                                                            ------------    ------------
Net operating income from continuing operations                     49.4            27.6
Interest income (expense), net                                       5.0             2.4
Foreign currency exchange (losses)/gains, net                       (2.3)            0.5
                                                            ------------    ------------

Income before minority interest and taxes from continuing
 operations                                                         52.1            30.5
Minority interests                                                  (0.7)            0.9
                                                            ------------    ------------

Income before income taxes from continuing operations               51.4            31.4
Income tax provision                                               (15.2)          (11.0)
                                                            ------------    ------------

Income from continuing operations                                   36.2            20.4
Income from discontinued operations                                  4.2             4.1
Gain on disposal of discontinued operations                            -            16.4
                                                            ------------    ------------
Net income                                                  $       40.4    $       40.9
                                                            ============    ============
PER SHARE DATA
Net earnings per Common Share and Common Share equivalent
  Basic
  Continuing operations                                     $       0.19    $       0.10
  Discontinued operations                                   $       0.02    $       0.11
                                                            ------------    ------------
  Net earnings                                              $       0.21    $       0.21
                                                            ============    ============

  Diluted                                                                   $
  Continuing operations                                     $       0.18    $       0.10
  Discontinued operations                                   $       0.02    $       0.11
                                                            ------------    ------------
  Net earnings                                              $       0.20    $       0.21
                                                            ============    ============

Weighted average number of Common Shares
 and Common Share equivalents outstanding
  Basic                                                            190.8           192.1
  Diluted                                                          216.8           196.8

SELECTED  INFORMATION - CONTINUING OPERATIONS
Cash outflows for capital expenditures                      $       50.3    $       36.7
Depreciation and amortisation                               $       17.0    $       14.2
Dry-dock amortisation                                       $        3.9    $        3.3

                                                        [GRAPHIC OMITTED] Acergy

                          ACERGY S.A. AND SUBSIDIARIES
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (in $ millions)

                                                                   AS AT           As at            As at
                                                                FEBRUARY 28,    February 28,    November 30,
                                                                    2007            2006           2006(a)
                                                                 UNAUDITED       Unaudited         Audited
                                                                ------------    ------------    ------------
ASSETS
  Cash and cash equivalents                                     $      728.7    $      395.0    $      717.5
  Assets held for sale                                                     -            21.2            16.7
  Other current assets (b)                                             548.8           379.5           669.4
  Long-lived tangible assets, net of accumulated depreciation          677.9           489.1           645.6
  Other non-current assets                                             180.0           101.1           160.0
                                                                ------------    ------------    ------------
    Total assets                                                $    2,135.4    $    1,385.9    $    2,209.2
                                                                ============    ============    ============

LIABILITIES AND SHAREHOLDERS' EQUITY
  Current portion of long term debt                                      3.2             0.8             2.4
  Other current liabilities                                            889.1           803.8           917.1
  Long term debt                                                       506.3             8.7           507.1
  Other non-current liabilities                                         57.5            46.4            64.2
  Minority interests                                                    19.4            24.7            18.7
  Shareholders' equity
    Common Shares                                                      389.9           386.3           389.0
    Paid-in-surplus                                                    478.6           464.1           475.0
    Accumulated deficit                                               (113.9)         (350.1)         (154.3)
    Accumulated other comprehensive income                               5.6             2.2             7.5
    Treasury stock                                                    (100.3)           (1.0)          (17.5)
                                                                ------------    ------------    ------------
      Total shareholders' equity                                       659.9           501.5           699.7
                                                                ------------    ------------    ------------
      Total liabilities and shareholders' equity                $    2,135.4    $    1,385.9    $    2,209.2
                                                                ============    ============    ============

     (a) These figures have been extracted from the audited Consolidated Financial Statements for 2006.

     (b) As at February 28, 2007 a total of $nil million of claims and variation orders not formally agreed with clients has been included in other current assets. This compares to $1.0 million and $nil of claims and variation orders included in other current assets at February 28, 2006 and November 30, 2006 respectively.

                                                        [GRAPHIC OMITTED] Acergy

                          ACERGY S.A. AND SUBSIDIARIES
                               SEGMENTAL ANALYSIS
                                 (in $ millions)

The Group has six reportable segments based on the geographic distribution of its activities as follows: Acergy Africa and Mediterranean covers activities in Africa and the Mediterranean; Acergy Northern Europe and Canada includes all activities in Northern Europe, Eastern Canada, Greenland and Azerbaijan; Acergy North America and Mexico includes all activities in the United States, Mexico, Central America and Western Canada; Acergy South America incorporates activities in South America and the islands of the southern Atlantic Ocean; Acergy Asia and Middle East includes all activities in Asia Pacific, India and the Middle East (but excludes the Caspian Sea). Acergy Corporate includes all activities that serve more than one segment. These include the SHL and NKT joint ventures. Also included are assets which have global mobility including construction support ships, ROVs and other assets that cannot be attributed to any one segment; and management and corporate services provided for the benefit of the whole group, including design engineering, finance and legal departments.

                                                          ACERGY      ACERGY                  ACERGY
FOR THE THREE MONTHS ENDED                 ACERGY        NORTHERN      NORTH       ACERGY     ASIA &
FEBRUARY 28, 2007                         AFRICA &       EUROPE &    AMERICA &     SOUTH      MIDDLE    ACERGY
(in $ millions)                         MEDITERRANEAN     CANADA     MEXICO (b)    AMERICA     EAST    CORPORATE     TOTAL
------------------------------------    -------------    --------    ----------    -------    ------   ---------   ---------
Net operating revenue - external (a)            281.8       237.8           0.4       29.8      15.5         0.5       565.8
Income / (loss) from operations                  11.9        39.4          (0.8)      (2.9)      1.3         0.5        49.4
    Interest income, net                                                                                                 5.0
    Foreign exchange loss                                                                                               (2.3)

Income before minority interests and
 taxes from continuing operations                                                                                  $    52.1

                                                          Acergy      Acergy                  Acergy
For the three months ended                 Acergy        Northern      North       Acergy     Asia &
February 28, 2007                         Africa &       Europe &    America &      South     Middle    Acergy
(in $ millions)                         Mediterranean     Canada     Mexico (b)    America     East    Corporate     Total
------------------------------------    -------------    --------    ----------    -------    ------   ---------   ---------
Net operating revenue - external (a)            208.9       101.1           9.4       14.9      33.3           -       367.6
Income / (loss) from operations                  20.3         6.9           1.2        0.8       3.3        (4.9)       27.6
    Interest income, net                                                                                                 2.4
    Foreign exchange gain                                                                                                0.5

Income before minority interests and
 taxes from continuing operations                                                                                  $    30.5

(a) Two clients each individually accounted for more than 10% of the Group's revenue from continuing operations for the quarter ended February 28, 2007. The revenue from these clients was $229.1 million and was attributable to Acergy Africa and Mediterranean, Acergy Northern Europe and Canada and Acergy Asia and Middle East. In the quarter ended February 28, 2006, two clients accounted for more than 10% of the Group's revenue from continuing operations. The revenue from these clients was $162.5 million for the quarter and was attributable to Acergy Africa and Mediterranean, Acergy Northern Europe and Canada and Acergy Asia Middle East.

(b)  Excludes discontinued operations.

                                                        [GRAPHIC OMITTED] Acergy

                          ACERGY S.A. AND SUBSIDIARIES
       RECONCILIATION OF NET OPERATING INCOME FROM CONTINUTING OPERATIONS
                  TO ADJUSTED EBITDA FROM CONTINUING OPERATIONS
                       (in $ millions, except percentages)

                                                                                 THREE MONTHS ENDED
                                                                            ---------------------------
                                                                            FEBRUARY 28,   February 28,
                                                                               2007           2006
                                                                             UNAUDITED      Unaudited
                                                                            ------------   ------------
Net operating income from continuing operations                                     49.4           27.6

ADJUSTMENTS:
ADD BACK
Depreciation and amortisation, including dry-dock amortisation                      20.9           17.5

NON-RECURRING ITEMS
Impairment of long-lived tangible assets                                               -              -
(Gains)/losses on disposal of long-lived tangible assets and subsidiaries           (0.9)           0.3
                                                                            ------------   ------------
Adjusted EBITDA                                                             $       69.4   $       45.4
                                                                            ------------   ------------
Net operating revenue from continuing operations                            $      565.8   $      367.6
                                                                            ------------   ------------
Adjusted EBITDA %                                                                   12.3%          12.4%
                                                                            ------------   ------------

                          ACERGY S.A. AND SUBSIDIARIES
              RECONCILIATION OF INCOME FROM CONTINUTING OPERATIONS
                  TO ADJUSTED EBITDA FROM CONTINUING OPERATIONS
                       (in $ millions, except percentages)

                                                                                THREE MONTHS ENDED
                                                                            ---------------------------
                                                                            FEBRUARY 28,   February 28,
                                                                               2007            2006
                                                                             UNAUDITED      Unaudited
                                                                            ------------   ------------
Income from continuing operations                                                   36.2           20.4

ADJUSTMENTS:
Depreciation and amortisation, including dry-dock amortisation                      20.9           17.5
(Gains)/losses on disposal of long-lived tangible assets and subsidiaries           (0.9)           0.3
Interest income, net                                                                (5.0)          (2.4)
Income tax provision                                                                15.2           11.0
Foreign currency exchange losses (gains)                                             2.3           (0.5)
Minority Interests                                                                   0.7           (0.9)
                                                                            ------------   ------------
Adjusted EBITDA                                                             $       69.4   $       45.4
                                                                            ------------   ------------
Net operating revenue from continuing operations                            $      565.8   $      367.6
                                                                            ------------   ------------
Adjusted EBITDA %                                                                   12.3%          12.4%
                                                                            ------------   ------------

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